EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the interim financial statements on pages 11 to 19 should be referred to as supplementary information in this MD&A.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company's beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable by the Company on a partial sale of gold and silver bullion, and steps that may be taken by the Company relative to the Class A Shareholder’s Proceedings.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in Note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in the Company’s 2016 annual MD&A as well as Notes 10 and 13 of the financial statements set forth in this Interim Report.

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Financial Results – Changes in Net Assets

Total equity (also referred to as “net assets”) increased by $95.7 million or 2.9% during the three months ended April 30, 2017 primarily as a result of a 4.4% increase in the price of gold per fine ounce and a 0.7% increase in the price of silver per ounce during the period.

Total equity decreased by $62.4 million or 1.8% during the six months ended April 30, 2017. Approximately one-half of this decrease was a result of a 0.4% decrease in the price of gold per fine ounce and a 2.0% decrease in the price of silver per ounce during the period, and to a lesser extent, the purchase and cancellation of Class A shares under the NCIB program.

The following table summarizes selected interim financial information (amounts in millions except where stated on a per share or per ounce basis):

	Quarter ended (U.S.$)
	Apr. 30, 2017	Jan. 31, 2017	Oct. 31, 2016	July 31, 2016
Change in unrealized appreciation of holdings	$98.8	$(134.6)	$(289.6)	$259.5
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$95.7	$(137.3)	$(292.6)	$256.7
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.38	$(0.54)	$(1.15)	$1.01
Total net assets	$3,439.0	$3,343.3	$3,501.4	$3,805.0
Gold price (per fine ounce)	$1,266.45	$1,212.80	$1,272.00	$1,342.00
Silver price (per ounce)	$17.41	$17.29	$17.76	$20.04

	Apr. 30, 2016	Jan. 31, 2016	Oct. 31, 2015	July 31, 2015
Change in unrealized appreciation of holdings	$567.5	$(171.1)	$156.8	$(289.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$580.3	$(174.0)	$152.9	$(292.6)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$2.28	$(0.69)	$0.60	$(1.15)
Total net assets	$3,548.2	$2,968.0	$3,142.0	$2,991.7
Gold price (per fine ounce)	$1,285.65	$1,111.80	$1,142.35	$1,098.40
Silver price (per ounce)	$17.86	$14.08	$15.63	$14.56

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Financial highlights

	Three months ended April 30		Six months ended April 30
	2017	2016	2017	2016
Gold price (per fine ounce)	$1,266.45	$1,285.65	$1,266.45	$1,285.65
Silver price (per ounce)	$17.41	$17.86	$17.41	$17.86
Class A share - NAV performance:
Net asset value per share at beginning of period	$13.26	$11.66	$13.79	$12.35
Increase (decrease):
Net income (loss) before the change in unrealized appreciation of holdings	(0.01)	0.05	(0.02)	0.04
Change in unrealized appreciation of holdings - gold	0.35	1.12	(0.04)	0.91
- silver	0.04	1.11	(0.10)	0.64
Total increase (decrease) (1)	0.38	2.28	(0.16)	1.59
Net asset value per share at end of period	$13.64	$13.94	$13.64	$13.94
Total return for period	2.9%	19.6%	1.1%	12.9%
Percentages and supplemental data:
Ratios as a percentage of average net assets:
Expenses (2)	0.09%	0.09%	0.18%	0.19%
Net income (loss) before the change in unrealized appreciation of holdings (2)	0.09%	0.38%	0.17%	0.32%

The increase (decrease) per share is based on the weighted average number of total shares outstanding during the period. The net asset values per share are based on the actual number of total shares outstanding at the end of the relevant reporting period.

(1) This table is not meant to be a reconciliation of beginning to end of period net asset value per share.

(2) Ratios not annualized.

Disclosure Controls and Procedures

The senior executive officers (“Senior Officers”) have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2017.

Outstanding Shares

There were 252,116,003 Class A non-voting shares issued and outstanding at May 29, 2017, April 30, 2017 (October 31, 2016: 253,803,391), and 40,000 Common shares issued and outstanding at May 29, 2017, April 30, 2017; and October 31, 2016.

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Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, and in the absence of bullion sales, Central Fund’s realized income is typically a nominal percentage of its net assets.

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2017 was $95.7 million compared to $580.3 million for the comparable period in 2016. Net loss, inclusive of the change in unrealized appreciation of holdings, for the six months ended April 30, 2017 was $41.6 million compared to net income of $406.3 million for the comparable period in 2016. Normally, the net income (loss) for the three and six-month periods ended April 30, 2017 and 2016 would be a result of the change in prices of gold and silver bullion during the respective periods. This was primarily the case for 2017. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of holdings) at $16.9875 per ounce for total proceeds of $49,886,100 and net gains of $15.8 million. A portion of the proceeds was used to purchase and cancel 1,750,320 shares at a discount, and on an accretive basis to shareholders, since the NCIB was first granted. The gold and silver sales were made proportionately so as to maintain the current weightings of gold and silver.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $42,940 and $179,783 respectively during the three and six-month periods ended April 30, 2017 as compared to the same periods in 2016. Safekeeping fees increased by $38,602 and $148,586 during the same respective periods. The change in administration fees was directly due to the change in the levels of average net assets under administration, while the change in safekeeping fees was directly due to the changes in the prices of gold and silver during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended April 30, 2017 remained unchanged at 0.09% compared to the comparable three-month period in 2016. For the six-month period ended April 30, 2017, the expense ratio was 0.18% compared to 0.19% for the comparable six-month period in 2016. For the twelve-month period ended April 30, 2017, the expense ratio was 0.34% compared to 0.41% for the comparable twelve-month period ended April 30, 2016. The costs incurred to address issues related to the Class A Shareholder’s Proceedings for the three months ended April 30, 2017 were $286,015 (2016: $118,194). For the six months ended April 30, 2017 costs were $363,453 (2016: $631,871). For the twelve months ended April 30, 2017 costs were $597,838 (2016: $2,514,916). If not for these costs, the expense ratios would have been 0.08% (2016: 0.08%) for the three-month period, 0.17% (2016: 0.17%) for the six-month period and 0.32% (2016: 0.33%) for the twelve-month period ended April 30, 2017.

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Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, the re-purchase of Class A non-voting shares, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet those needs identified above, portions of Central Fund's bullion holdings may be sold. Sales of bullion holdings could result in Central Fund realizing either capital gains or losses.

For the six months ended April 30, 2017, Central Fund’s cash and cash equivalents decreased by $29.3 million to $5.0 million. This decrease was a result of $20.7 million paid for the re-purchase and cancellation of Class A non-voting shares pursuant to the Company’s normal course issuer bid, $2.5 million paid for the 2016 year-end Class A share dividend, and amounts used to pay expenses, including the costs of the Class A Shareholder’s Proceedings. The Board of Directors and Senior Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the interim financial statements.

Class A Shareholder’s Proceedings

During 2015 and 2016, the Company successfully defended certain actions instituted by 1891868 Alberta Ltd. ("SAM Alberta") in the Court of Queen's Bench of Alberta (the "Class A Shareholder’s Proceedings"), including an application (the "Application") seeking relief under the Business Corporations Act of Alberta ( the “Act”) on the ground of oppression, as described in the Company's annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company, as described in the Company’s 3rd Quarter, 2016 interim MD&A, and for other interim relief. On September 23, 2015, the Court dismissed SAM Alberta's oppression claim and its application for the interim relief sought, but granted some of the requested amendments to allow for a hearing on whether leave should be granted to bring a derivative action (the “Leave Application”). A hearing date of March 8, 2017 was set for consideration of the Leave Application and an application by the Company (the “Strike Application”) to strike the Leave Application.

On March 7, 2017, SAM Alberta filed an application ("Plan Application") for an order approving a proposed arrangement pursuant to section 193 of the Act, involving Central Fund, its shareholders and Sprott Physical Gold and Silver Trust, a trust to be newly formed ("Trust") managed by Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc. Dates of September 7-8, 2017 have been set for the interim hearing of the Plan Application. If SAM Alberta is successful at the interim hearing, it could result in Central Fund's shareholders being asked to vote on a Plan of Arrangement which, if approved, would result in such shareholders having their shares exchanged for trust units of the newly formed Trust.

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As a result of the filing of the Plan Application, the Strike Application and Leave Application were adjourned by the Court.

The costs associated with the Class A Shareholder’s Proceedings were primarily for legal and advisory work. These costs will be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. The recovery of costs will be recognized in the financial statements as the quantum of such costs is determined.

Normal Course Issuer Bid

On February 27, 2016 and again on February 27, 2017, the Company received approval from the Toronto Stock Exchange (“TSX”) for a normal course issuer bid (“NCIB”) program enabling it to repurchase and cancel up to 12.6 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. For the six months ended April 30, 2017, 1,687,388 Class A non-voting shares have been repurchased at a total cost of $20,724,160. All shares were repurchased on an accretive basis, at a discount to the net asset value per share at the time of such purchases and all such shares have been cancelled.

Additional Information

This MD&A is dated May 29, 2017. Additional information relating to the Company, including its Annual Information Form and 2016 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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